UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 25
NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934
Commission File Number 001-40256

ACV Auctions Inc. The Nasdaq Stock Market LLC
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

640 Ellicott Street, #321 Buffalo, New York 14203 (800) 553-4070
(Address, including zip code, and telephone number, including area code, of Issuer's principal executive offices)

Class A common stock, par value $0.001 per share
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:
☐     17 CFR240.12d2-2(a)(l)
☐     17 CFR240.12d2-2(a)(2)
☐     17 CFR240.12d2-2(a)(3)
☐     17 CFR240.12d2-2(a)(4)
☐     Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.1
☒     Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.
Pursuant to the requirements of the Securities Exchange Act of 1934, ACV Auctions Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

March 14, 2025	By:	/s/ Leanne Fitzgerald
Date	Name:	Leanne Fitzgerald
	Title:	Chief Legal Officer

1 Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.l9d-l as applicable. See General Instructions.
This voluntary delisting is a result of ACV Auctions Inc.’s pending move to the New York Stock Exchange, Inc. (“NYSE’). ACV Auction’s Inc.’s first day of trading on NYSE will be Monday, March 24, 2025.